FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 18, 2007

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park

2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☒
(for past years ending in calendar year 1996)	(commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

On September 14, 2007, Biomira Inc. (“Biomira”) filed with the System for Electronic Document Analysis and Retrieval in Canada a Material Change Report related to the announcement that the Board of Directors of Biomira has approved a proposal to change its jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware in the United States of America through a plan of arrangement.  A copy of the Material Change Report is attached to this report as Exhibit 1.

On August 16, 2007, Biomira filed with the System for Electronic Document Analysis and Retrieval in Canada a Material Change Report related to its announcement of signing amended and restated collaboration and supply agreements related to Stimuvax® with Merck KGaA of Darmstadt, Germany.  A copy of the Material Change Report is attached to this report as Exhibit 2.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Material Change Report dated September 13, 2007
2	Material Change Report dated August 16, 2007

Forward-Looking Statements

In order to provide Biomira’s investors with an understanding of its current intentions and future prospects, the material change reports contain statements that are forward looking, including statements relating to the anticipated benefits of the proposed reincorporation of Biomira from Canada to the United States.  These forward-looking statements represent Biomira’s intentions, plans, expectations and beliefs and are based on its management’s experience and assessment of historical and future trends and the application of key assumptions relating to future events and circumstances.

Forward-looking statements involve risks and uncertainties, including risks and uncertainties related to the proposed reincorporation transaction, Biomira’s business and the general economic environment.  Many of these risks and uncertainties are beyond Biomira’s control.  These risks, uncertainties and other factors could cause our actual results to differ materially from those projected in forward-looking statements.  Risks, uncertainties, and assumptions include the possibility that the proposed arrangement and reincorporation may not be completed as a result of failure to obtain shareholder, judicial and/or regulatory approvals or for other reasons; that the anticipated benefits of the reincorporation, including our ability to increase our profile among U.S. institutional investors and to attract and retain scientific and administrative personnel by locating in a larger biotechnology center, may not be realized; the anticipated benefits of the effective reverse stock split, including a higher trading price for the common stock of Biomira Corporation and the attraction of institutional investors may not be realized; and the other risks and uncertainties described in the reports and other documents, including the registration statement on Form S-4, filed by either Biomira Inc. or Biomira Corporation with the Securities and Exchange Commission and/or Canadian regulatory authorities.

Although Biomira believes that any forward-looking statements contained herein are reasonable, it can give no assurance that its expectations are correct.   All forward-looking statements are expressly qualified in their entirety by this cautionary statement.  For a detailed description of the risks and uncertainties associated with Biomira, you are encouraged to review the official corporate documents filed with the securities regulators in Canada and the United States, including the risk factors described in the registration statement on Form S-4 filed by Biomira Corporation with the Securities and Exchange Commission and on SEDAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: September 18, 2007	By:	/s/ EDWARD A. TAYLOR
Edward A. Taylor
Vice President, Finance & Administration and Chief Financial Officer